SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: November 29, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley Director and Chief Financial Officer

2

JSG Funding plc

Quarterly Information Package

Quarter Ended September 30, 2005

This report is prepared in compliance with the information covenants in the
September 2002 credit facility agreement and is confidential.

JSG Funding plc

Summary Group Profit and Loss Accounts

	3 months to Sep 30, 2005	3 months to Sep 30, 2004	9 months to Sep 30, 2005	9 months to Sep 30, 2004
	€000	€000	€000	€000
Turnover
Continuing operations	1,045,326	1,057,228	3,168,401	3,209,608
Discontinued operations	—	129,121	25,205	402,897
	1,045,326	1,186,349	3,193,606	3,612,505
Cost of sales	761,324	864,000	2,317,649	2,611,809
Gross profit	284,002	322,349	875,957	1,000,696
Net operating expenses	233,424	249,080	709,161	775,050
Reorganization and restructuring costs	1,775	3,026	13,567	8,681
Operating profit subsidiaries
Continuing operations	48,803	58,014	154,985	171,885
Discontinued operations	—	12,229	(1,756)	45,080
	48,803	70,243	153,229	216,965
Share of associates’ operating profit	1,400	3,017	4,898	9,040
Total operating profit	50,203	73,260	158,127	226,005

Profit on sale of assets and businesses	1,173	—	46,497	15,072

Interest income	1,157	1,233	6,281	5,124
Interest expense	(56,860)	(72,301)	(181,452)	(218,553)
Loss from early extinguishment of debt	—	—	(80,434)	—
Share of associates’ net interest	(251)	(468)	(830)	(970)
	(55,954)	(71,536)	(256,435)	(214,399)

Other financial expense	(3,214)	(3,751)	(9,745)	(11,710)

(Loss) / profit before taxation	(7,792)	(2,027)	(61,556)	14,968
Taxation
Group	7,761	4,423	26,718	27,072
Share of associates	543	822	1,142	1,720
	8,304	5,245	27,860	28,792

(Loss) after taxation	(16,096)	(7,272)	(89,416)	(13,824)
Equity minority interests	4,062	3,992	9,383	11,115
(Net loss)	€(20,158)	€(11,264)	€(98,799)	€(24,939)

JSG Funding plc

Segmental Analyses

Sales - third party

	3 months to Sep 30, 2005	3 months to Sep 30, 2004	9 months to Sep 30, 2005	9 months to Sep 30, 2004
	€000	€000	€000	€000

Packaging	721,644	751,986	2,245,148	2,321,258
Specialties	117,329	256,080	365,549	771,464
Europe	838,973	1,008,066	2,610,697	3,092,722

Latin America	206,353	178,283	582,909	519,783
	€1,045,326	€1,186,349	€3,193,606	€3,612,505

(Loss) / profit before taxation

	3 months to Sep 30, 2005	3 months to Sep 30, 2004	9 months to Sep 30, 2005	9 months to Sep 30, 2004
	€000	€000	€000	€000

Packaging	14,499	29,888	83,927	103,781
Specialties	11,799	25,712	26,725	74,770
Associates	1,728	2,351	4,543	7,057
Europe	28,026	57,951	115,195	185,608

Packaging	30,028	30,102	86,277	87,873
Associates	(328)	666	355	1,983
Latin America	29,700	30,768	86,632	89,856

Centre costs	(8,088)	(6,672)	(20,955)	(21,737)

Profit before goodwill amortization, interest and exceptional items	49,638	82,047	180,872	253,727
Goodwill amortization	(874)	(9,512)	(18,923)	(30,751)
Group net interest	(55,703)	(71,068)	(175,171)	(213,429)
Loss from early extinguishment of debt	—	—	(80,434)	—
Share of associates’ net interest	(251)	(468)	(830)	(970)

(Loss) / profit before exceptional items	(7,190)	999	(94,486)	8,577

Reorganization and restructuring costs	(1,775)	(3,026)	(13,567)	(8,681)
Profit on sale of assets and businesses	1,173	—	46,497	15,072
(Loss) / profit before taxation	€(7,792)	€(2,027)	€(61,556)	€14,968

JSG Funding plc

Summary Group Balance Sheets

	Sep 30, 2005	Sep 30, 2004
	€000	€000
Assets Employed
Fixed Assets
Intangible assets	1,303,130	1,414,578
Tangible assets	1,944,215	2,380,458
Financial assets	83,548	82,433
	3,330,893	3,877,469

Current Assets
Stocks	390,290	474,169
Debtors	875,620	965,649
Amounts due by affiliates	399	351
Amounts due by affiliates after more than one year	261,107	270,267
Cash at bank and in hand	141,089	201,181
	1,668,505	1,911,617
Creditors (amounts falling due within one year)	1,068,296	1,189,314
Net current assets	600,209	722,303
Total assets less current liabilities	€3,931,102	€4,599,772

Financed by
Creditors (amounts falling due after more than one year)	2,444,313	3,010,336
Government grants	13,050	15,070
Provisions for liabilities and charges	186,002	232,169
Pension liabilities (net of deferred tax)	356,511	367,112
	2,999,876	3,624,687

Capital and Reserves
Called up share capital	40	40
Other reserves	935,363	923,964
Profit and loss account	(136,681)	(68,935)
Group shareholders’ funds (equity interests)	798,722	855,069

Minority interests (equity interests)	132,504	120,016
	931,226	975,085
	€3,931,102	€4,599,772

JSG Funding plc

Statement of Total Recognized Gains and Losses

	9 months to Sep 30, 2005	9 months to Sep 30, 2004
	€000	€000
(Loss) for the period
- Group	(99,855)	(27,139)
- Associates	1,056	2,200
	(98,799)	(24,939)

Translation adjustments on foreign currency net investments
- Group	(10,639)	(6,816)

Actuarial gain / (loss) recognized in retirement benefits schemes	39,270	(8,532)
Minority share of actuarial (loss)	(211)	—

Total recognized gains and losses relating to the period
- Group	(71,435)	(42,487)
- Associates	1,056	2,200
	€(70,379)	€(40,287)

Reconciliation of Movements in Shareholders’ Funds

	9 months to Sep 30, 2005	12 Months to Dec 31, 2004
	€000	€000

At beginning of year	869,101	895,356
(Loss) for the period	(98,799)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	39,270	(6,988)
Minority share of actuarial (loss)	(211)	—
Translation adjustments on foreign currency net investments	(10,639)	15,222
At end of period	€798,722	€869,101

JSG Funding plc

1. BASIS OF PRESENTATION

On July 5, 2002, JSG Acquisitions (‘JSG Acquisitions’), a wholly owned subsidiary of JSG Funding plc (‘JSG Funding’ or the ‘Group’), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd (‘JSG’). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’).  In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd (‘JSL’). We refer to these subsidiaries collectively as the ‘newcos’. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

•                  approximately €857 million of cash equity contributed by JSL, which we refer to as the “equity contribution”. The equity contribution was comprised of the following:

•      the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

•      a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

•                  proceeds from the issue and sale of 250,000 units, which we refer to as the ‘units’, consisting of €100 million and $150 million aggregate principal amount of 15.5% subordinated notes due 2013, which we refer to as the ‘PIK notes’, and warrants to purchase JSL’s ordinary shares;

•                  proceeds from the issue and sale of senior notes due 2012; and

•                  borrowing by JSG Acquisitions under a new senior credit facility.

In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

On March 31, 2003 the Group completed the acquisition of SSCC’s European Packaging assets. In this transaction which we refer to as the ‘SSCC Asset Swap’, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets. The cash consideration was financed by US$205 million of 9.625% senior notes due 2012 issued in February 2003.

On December 22, 2004, we announced that we had signed definitive agreements to sell our Munksjö specialty paper business to The EQT III Fund for approximately €450 million. On December 14, 2004, SCA (Svenska Cellulosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The sale of the specialty paper business, which comprises pulp, decor paper and specialty paper operations, was completed on March 1, 2005 and the sale of our Munksjö tissue business to SCA was completed on May 18, 2005.  The proceeds from the disposals have been used to pay down part of the term portion of our senior credit facility. Together, the operations being sold had net sales of approximately €123 million and €391 million for the third quarter and first nine months of 2004 respectively and are reported as discontinued operations in the Summary Group Profit and Loss Accounts.

On May 26, 2005, we signed an agreement to sell the companies which own and operate The Kildare Hotel & Country Club (The K Club), some land near The K Club and the site of the former Clonskeagh paper mill in Ireland for €115 million to a company controlled by Dr. Michael Smurfit.  The sale was completed on June 16, 2005.  The proceeds from the sale, of approximately €115 million, before costs, were applied to debt reduction. This asset sale continues the Group’s established strategy of monetizing non-core assets and sharpening its strategic and operational focus. The disposal provides further benefit to the Group in the form of reduced debt levels and lower debt service costs.  The results of The K Club are reported as discontinued operations in the Summary Group Profit and Loss Accounts.

On July 11, 2005, the newcos finalized the agreement to sell the Pomona Newsprint Mill. Total proceeds, before costs, amounted to approximately US$10.6 million (€9 million) and are payable over a number of years.

On September 13, 2005, Jefferson Smurfit Group and Kappa Packaging announced a proposal to merge their respective operations.  On November 10, 2005, the European Commission approved the proposed merger subject to the fulfilment of an agreed schedule of commitments to dispose of a number of businesses.  On 23 November, 2005, Jefferson Smurfit Group and Kappa Packaging announced that consultation and advisory processes with the relevant employee representative organisations had completed and a merger agreement between Jefferson Smurfit Group and Kappa Packaging, to form Smurfit Kappa Group, had been signed. It is expected that the transaction will close on or about December 1, 2005.

JSG Funding’s consolidated financial statements as of and for the quarter ended September 30, 2005 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have been filed with the Irish Registrar of Companies.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2004, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, JSG Funding’s financial statements would reflect the consolidation of the newcos thereby reducing shareholders’ equity under US GAAP. Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

Operating results for the first nine months of 2005 are not necessarily indicative of the results that may be expected in future periods.

2. SUMMARY OF ACCOUNTING POLICIES

These financial statements should be read in conjunction with JSG Funding’s consolidated financial statements for the year ended December 31, 2004 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this report.

TURNOVER AND REVENUE RECOGNITION

Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. EMPLOYEE POST RETIREMENT SCHEMES – DEFINED BENEFIT COST

The table below sets out the components of the defined benefit expense for the period:

	3 Months to Sep 30, 2005	3 Months to Sep 30, 2004	9 Months to Sep 30, 2005	9 Months to Sep 30, 2004
	€000	€000	€000	€000

Current service cost	8,757	9,429	25,384	26,971
Past service cost	—	—	453	(2,023)
(Gains)/losses on settlements and curtailments	(485)	(298)	(2,733)	587
	8,272	9,131	23,104	25,535

Expected return on scheme assets	(10,440)	(10,531)	(31,108)	(31,185)
Interest cost on scheme liabilities	13,654	14,282	40,853	42,895
Other financial expense	3,214	3,751	9,745	11,710

Defined benefit expense	€11,486	€12,882	€32,849	€37,245

The disclosures above reflect the requirements of FRS 17 – Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €8,272,000 and €23,104,000 for the third quarter and first nine months respectively (2004: €9,131,000 and €25,535,000 respectively). Other financial expense is separately identified in the Summary Profit and Loss Accounts.

4. ANALYSIS OF NET DEBT

Sep 30, 2005	Sep 30, 2004
€000	€000

Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	—	—
Tranche A term loan (2a) – interest at relevant interbank rate + 2.25%	1,739	277,675
Tranche B term loan (2b) – interest at relevant interbank rate + 2.75%	240,946	443,762
Tranche C term loan (2c) – interest at relevant interbank rate + 3.25%	255,765	450,055
Yankee bonds including accrued interest (3)	422,461	424,182
Bank loans and overdrafts / (cash)	(72,021)	(118,670)
2011 receivables securitization floating rate notes (incl. accrued interest) (4)	210,234	210,000
Total subsidiary debt	1,059,124	1,687,004
2012 senior notes (including accrued interest) (5)	995,922	982,837
2015 senior subordinated notes (incl. accrued interest) (6)	370,288	—
Total senior debt	2,425,334	2,669,841
2013 PIK units (including accrued interest) (7)	2	293,277
Net debt	2,425,336	2,963,118
Leases	14,727	28,363
Net debt including leases	€2,440,063	€2,991,481

(1)	Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009
(2a)	Term loan A due to be repaid in certain installments up to 2009
(2b)	Term loan B due to be repaid in full in 2010
(2c)	Term loan C due to be repaid in full in 2011
(3)	6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million
(4)	Receivables securitization floating rate notes due September 2011
(5)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million
(6)	€217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015
(7)	100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013 (see note 6)

5. CORPORATE STRUCTURE

On February 6, 2004 JSG Packaging Ltd. (‘JSG Packaging’) completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings plc (‘JSG Holdings’) - ‘the exchange’ - in exchange for newly issued shares of JSG Holdings. (JSG Holdings is a public limited company incorporated in Ireland.) As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

6. REFINANCING TRANSACTIONS

On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the “tender offer”.  As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005.  The .01% of the 15.5% dollar subordinated notes not tendered in February were redeemed on October 28, 2005, in accordance with the terms and conditions of the indentures governing the notes, at a redemption price of 108.0%. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

Concurrently with the completion of this offering of notes, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the “PIK notes”), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

7. STOCKHOLDERS’ EQUITY

The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Equity Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 (if applicable) and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Equity Agreement, the Unvested Convertible Equity will vest as follows:

•                  Time vesting.   40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                  Performance vesting.   40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•                  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if a return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At September 30, 2005, JSG Packaging had issued 8,341,730 convertible shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of JSG Funding, the indirect owner of JSG, together with its subsidiaries, comprising primarily the continuing operations of JSG.  Comparability of the operating results for the three months and the nine months to September between 2005 and 2004 is impacted by the disposal of Munksjö’s specialty operations. We completed the disposal of these operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had been previously sold with effect from January 1, 2005 with the sale being completed in early March 2005. In addition, on June 1, 2005, we announced the disposal of assets comprising The K Club and the site of the former Clonskeagh paper mill. This sale was completed during June. In this report, the Munksjö specialty operations and The K Club are treated as discontinued.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

MARKET OVERVIEW

JSG’s financial performance, for the third quarter, reflects a continuation of difficult product market conditions in Europe that have continued throughout the year. Within the quarter, product pricing declined as a consequence of the supply/demand imbalance in the industry. On the demand side, the combined impact of general economic weakness and the relative strength of the euro affected the industry both directly and indirectly through the relative weakness of the manufacturing sector of the European economy. On the supply side, new recycled containerboard capacity, introduced in 2005, has continued to add pressure to an already weak operating environment.

JSG’s kraftliner volumes increased 2% on the third quarter of 2004. The increase in kraftliner volumes year-on-year reflects the underlying increase in the corrugated sales. Product prices remain below third quarter 2004 levels while input costs continue to rise. A kraftliner price increase of €50 per tonne, to recover rising input costs, has been announced for the fourth quarter.

JSG’s recycled containerboard volumes declined 3% on the third quarter of 2004. This decline includes the impact of the closure of JSG’s Cordoba and Clonskeagh mills and the sale of JSG’s Voghera mill with an aggregate capacity of 160,000 tonnes. Excluding the impact of closed and disposed mills, recycled containerboard volumes increased 2% on 2004 levels, in line with kraftliner and corrugated growth.  Recycled containerboard prices continued to decline during the third quarter despite a rising input cost environment. Prices remain below 2004 levels. The product price environment reflects weak demand and, in particular, the effect of new recycled capacity growth. Announcements of the rationalisation of European recycled capacity are positive given the extent of new capacity additions in 2005. A recycled containerboard price increase of €50 per tonne, reflecting rising input costs, has been announced for the fourth quarter.

European corrugated volumes, which are effectively the driver of kraftliner and recycled containerboard volumes, increased 1% in the third quarter of 2005 on 2004 levels. Excluding the UK, where JSG closed one facility, corrugated volumes increased 2% year-on-year. Product market conditions have improved in some European economies, in particular Germany, Holland and the Nordic countries. The French market remains flat year-on-year. Growth in Spain and Italy are at or below the average for the Group. JSG experienced significant growth in its Polish business following investment in the corrugated operation. However, we are not, as yet, seeing a broad-based improvement in demand in Europe. Corrugated prices remained relatively stable during the third quarter. JSG’s corrugated operations benefited from weak containerboard prices, during the third quarter, which helped protect margins despite challenging market conditions. It is likely that rising paper prices, during the fourth quarter, could impact corrugated margins in the near-term.

JSG continues to benefit from its balanced geographic exposure. Latin America reported another solid financial performance for the third quarter, with subsidiary profits in line with the prior year, despite record results in 2004. However, its year-on-year comparisons are now becoming tougher. In the third quarter, containerboard and corrugated volumes in the region, increased 4% and 9% respectively on 2004 levels. Excluding the impact of JSG’s new corrugated facility in Chile, corrugated volumes increased 7% on 2004 levels.

In Mexico, JSG’s largest country of operation in the region, economic growth is slowing. Performance is also being negatively impacted by rising input costs. Containerboard and corrugated volumes both increased just 1% during the third quarter on 2004 levels.

In Colombia the economy remains relatively strong and continues to benefit from export led growth, despite the strengthened peso. Colombian containerboard and corrugated volumes increased 2% and 6% respectively in the third quarter on 2004 levels.

In Venezuela, despite the socio-political challenges, the economic environment remains positive. Third quarter volumes in containerboard and corrugated increased 1% and 16% on 2004 levels respectively, with containerboard growth limited by mill capacity. JSG’s financial performance in 2005, relative to 2004, is, however, impacted by the increasing openness of the economy (and consequently increasing imports) and the devaluation of the Bolivar.

Argentina is continuing to perform reasonably well and economic recovery is expected to continue in the near-term. Third quarter volumes, in both containerboard and corrugated, increased 20% on 2004 levels.  Rising input and paper prices, however, have eroded product margins and impacted the performance during the third quarter.

RESULTS OF OPERATIONS

THIRD QUARTER 2005 COMPARED TO THIRD QUARTER 2004

Net sales from continuing operations at €1,045 million for the third quarter of 2005 were 1% lower than in the comparable period in 2004. The underlying performance of our regional operations varied, however, with good sales growth in Latin America being more than offset by lower sales in Europe where market conditions remain relatively weak. With the impact of net disposals and closures broadly offset by a positive currency move, the underlying movement was a decrease of approximately €13 million. The positive currency move in the quarter arose in Latin America as a result of the general appreciation of the local currencies in the countries in which we operate. The exception to this trend was the Venezuelan bolivar, which was devalued in March 2005. Within Europe, the currency translation impact was negative although relatively modest. While the euro was stronger against sterling and the Swedish krona, the impact was partly offset by the positive effect of a relative strengthening mainly in the Norwegian and Polish currencies against the euro in the third quarter of 2005.

Including the sales of €129 million generated by Munksjö’s specialty operations and The K Club in 2004, net sales amounted to €1,186 million in the third quarter of 2004.

Net sales from our European Packaging operations were €722 million in the third quarter of 2005 compared to €752 million in 2004. While overall containerboard and corrugated volumes within our continuing operations were higher in the third quarter of 2005 than in 2004, the decrease in net sales reflects the impact of lower selling prices. Although European containerboard prices stabilised over the course of the third quarter of 2005, average prices were considerably lower than in 2004 reflecting the progressive reduction in selling prices over the first six months of 2005 and into the third quarter. In Specialties, the decrease arose mainly as a result of the absence in 2005 of Munksjö’s specialty operations. In addition, however, sales in our bag-in-box operations were adversely affected by weak demand conditions driven mainly by a slowdown in the European wine market. In total, sales by our European operations amounted to €839 million in the third quarter of 2005 compared to €1,008 million in 2004.

Latin American sales as reported in euro terms increased by 16% to €206 million in the third quarter of 2005 from €178 million in 2004. While sales in 2005 included those of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, their impact was relatively modest. Given the general appreciation of the local currencies against the euro in 2005, the underlying year-on-year growth in sales was approximately 8%. This sales growth was achieved mainly through higher volumes and, to a lesser extent, improved prices although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

Reflecting the decrease in sales revenue, cost of sales decreased also quarter-on-quarter while representing at 72.8% an unchanged proportion of net sales. While average selling prices in Europe were lower in the third quarter of 2005, the cost of our main raw material, waste fiber, has remained relatively stable. Energy costs on the other hand have been higher in 2005 although the impact on our operations has been diminished by the operation of fixed price contracts and by the time-lag in implementing index based cost increases. Gross profit in the third quarter of 2005 was €284.0 million compared to €322.3 million in 2004.

Net operating expenses at €233.4 million were lower in 2005 reflecting mainly the absence of Munksjö’s speciality operations. Allowing for the impact of acquisitions, disposals and currency, the underlying move in net operating expenses was a modest increase of over €1 million. While lower in absolute terms, net operating expenses represented 22.3% of net sales in the third quarter of 2005 compared to 21.0% in 2004. This increase reflects the change in our overall sales mix following the disposal of Munksjö’s specialty operations, the sales of which were principally to third parties. With the disposal of these operations the Group’s operations are now more highly integrated and this has the effect of increasing the ratio where its basis is net rather than gross sales.

Profit before goodwill amortization, interest, exceptional items and taxation was €49.6 million in the third quarter of 2005 compared to €82.0 million in 2004. The decrease arose primarily in Europe and reflected the impact of generally weak market conditions and lower selling prices than in 2004.

The profitability of our European Packaging operations decreased significantly in the third quarter of 2005 compared to 2004, with the greater decline coming in the mills as a result of lower average selling prices for containerboard in 2005. Although containerboard prices stabilized over the course of the third quarter, average prices for the quarter were still considerably lower than last year further accentuating the downward trend reflected in our results for the half-year to June. While the profitability of our corrugated operations benefited from the lower containerboard prices, average selling prices for corrugated were also lower than in the third quarter of 2004, although the decrease was less pronounced than on the mill side. Profit from Specialties was significantly lower in 2005 primarily because of the disposal of Munksjö’s specialty operations.

Our Latin American operations continued to perform well in the third quarter with profits broadly unchanged year-on-year. The underlying results were different, however, with an expected decline in Venezuela being offset by higher profits elsewhere, primarily in Colombia. Following a strong result in 2004, lower profits were expected in Venezuela in 2005 reflecting changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005.

Exceptional items in the third quarter of 2005 comprised disposal gains of €1.2 million and reorganization and redundancy costs of €1.8 million.

INTEREST EXPENSE AND TAXES

The net interest charge for the third quarter of 2005 was €56.0 million compared to €71.5 million in 2004. With the paydown of the PIK debt in February 2005, the main saving was in our accrued interest charge, which amounted to €11.4 million in the third quarter of 2004. Our cash interest was also lower, however, through a combination of lower net borrowing and, to a lesser extent, interest rates.

After other financial expense of €3.2 million, which represents an element of our post retirement benefit costs, the result before taxation for the third quarter of 2005 was a loss of €7.8 million (after a net exceptional loss of €0.6 million) compared to €2.0 million (after an exceptional loss of €3.0 million) in 2004. The accounting tax charge for the third quarter was €8.3 million compared to €5.2 million (€19.8 million before Bosal refunds of €14.6 million) in 2004.

Equity minority interests of €4.1 million arose mainly in Latin America and were broadly unchanged from the third quarter of 2004. After minorities, the net loss for the third quarter of 2005 was €20.2 million compared to €11.3 million in the same period last year.

NINE MONTHS 2005 COMPARED TO NINE MONTHS 2004

Net sales from continuing operations at €3,168 million for the nine months to September 2005 were approximately 1% lower than in 2004, primarily as a result of weak market conditions in Europe. Allowing for the impact of net disposals and closures as offset by a positive currency move, the underlying movement was an overall decrease of over €36 million. The positive currency move in the nine months arose in Latin America mainly as a result of the strong appreciation of the Colombian peso in 2005 as offset by the reduced value of the Venezuelan bolivar following its devaluation in March 2005. Within Europe, the currency translation impact was negative although relatively modest. While the euro was stronger against sterling and the Swedish krona, the impact was partly offset by the positive effect of a relative strengthening mainly in the Norwegian and Polish currencies against the euro in 2005. Including the sales generated by Munksjö’s specialty operations and The K Club, which amounted to approximately €25 million and €403 million in 2005 and 2004 respectively, net sales amounted to €3,194 million in the nine months to September 2005 compared to €3,613 million in the nine months to September 2004.

In comparison to the first nine months of 2004, while kraftliner volumes were lower in 2005, comparable recycled containerboard volumes were marginally higher when allowance is made for the absence of the Clonskeagh and Voghera mills as well as for the Cordoba mill, which was closed during 2004. In terms of pricing, while average kraftliner prices had been higher in the six months to June 2005 than in the same period last year, further erosion in the third quarter of 2005 resulted in a broadly similar average price year-on-year for the nine months to September. Having been down on last year for the half-year, average selling prices for recycled grades weakened further in the third quarter. Corrugated volumes were broadly unchanged year-on-year although the situation varied from country to country. Average selling prices, however, were lower than in 2004 although to a lesser extent than recycled containerboard prices.

Against this backdrop, net sales from our European Packaging operations decreased to €2,245 million in the nine months to September 2005 from €2,321 million in 2004.  In Specialties, the decrease in net sales arose mainly as a result of the absence in 2005 of Munksjö’s specialty paper and pulp operations. In addition, however, weak demand conditions affected sales revenues in several of our businesses, such as bag-in-box and paper sacks. In total, sales by our European operations amounted to €2,611 million in the nine months to September 2005 compared to €3,093 million in 2004.

Latin American sales as reported in euro terms increased by 12% to €583 million in the nine months to September 2005 from €520 million in 2004. While part of the increase came from the presence in 2005 of Smurfit Chile and the recently acquired sack plants in Ecuador and Costa Rica, it mainly reflects the underlying strong performance of the operations. Given the general appreciation of the local currencies against the euro in 2005, there is also a positive currency element in the year-on-year move. On a comparable basis, the real growth in sales revenues in the region was approximately 9% and reflects primarily overall higher sales volumes in the nine months to September 2005.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With sales revenue lower in the nine months to September 2005, cost of sales decreased also year-on-year while representing a slightly higher proportion of net sales at 72.6% compared to 72.3% in 2004. With the relative stability in the prices of key raw materials such as waste fiber, the higher percentage in 2005 reflects mainly lower average selling prices and the impact of higher costs such as energy. Gross profit for the nine months to September 2005 was €876.0 million compared to €1,000.7 million in 2004.

Although net operating expenses at €709.2 million for the nine months were lower in 2005, the decrease resulted primarily from the Munksjö disposal. Allowing for the impact of this and other relatively small disposals and closures as well as acquisitions and currency, comparable net operating expenses were €6.5 million down year-on-year.  Although lower in absolute terms in the first nine months of 2005, net operating expenses represented 22.2% of net sales compared to 21.5% in 2004 with the increase driven primarily by the change in our overall sales mix following the disposal of Munksjö specialties.

Profit before goodwill amortization, interest, exceptional items and taxation was €180.9 million in the nine months to September 2005 compared to €253.7 million in 2004. As in the case of the third quarter, the shortfall on last year arose primarily within Europe and reflected the generally weak market conditions faced by our Packaging operations. Although weak demand conditions affected certain of our businesses within Specialties, the absence of Munksjö’s specialty operations was the underlying reason for the large decrease in the profitability of this segment.

While our Latin American operations generally performed well in the nine months to September 2005, the overall profitability of the region was adversely affected by a decline in Venezuela and by the effect of the relative strength of the euro in 2005. With higher profits in Colombia and Mexico more than offsetting a significant shortfall in Venezuela, our Latin American operations generated higher overall profits in the first nine months of 2005 compared to 2004. The benefit of this increase was more than offset, however, by the negative effect of the relatively stronger euro in 2005 which reduced the euro value of the underlying profits for the region.

Exceptional items in the first nine months of 2005 comprised disposal gains of €46.5 million and reorganisation and redundancy costs of €13.6 million, €8.5 million of which related to the Clonskeagh mill.  The principal disposals in 2005 were those of Munksjö’s specialty operations, which generated a total gain of €27.0 million (after the write-off of goodwill relating to the operations sold) and of The K Club. Other gains related to the sale of the Cordoba mill site and to property disposals in Norway and Mexico.

INTEREST EXPENSE AND TAXES

The net interest charge, excluding the loss from early extinguishment of debt, for the nine months to September 2005 was €176.0 million compared to €214.4 million in 2004. With the paydown of the PIK debt in February 2005, our PIK interest charge was €21.5 million lower year-on-year while our cash interest was also lower through a combination of lower net borrowing and, to a lesser extent, currency movements and interest rates. With the accelerated write-off of €21.6 million in debt issue costs, our normal debt cost amortisation charge was also lower in 2005.

Losses from early extinguishment of debt amounted to €80.4 million. The early paydown of the PIK debt, as part of the February 2005 refinancing, resulted in the write-off of €13.6 million in debt issue and other costs as well as cash costs of €53.0 million, primarily the cash premium paid for early redemption.  In addition, we wrote off debt issue costs of €13.9 million in respect of the debt repaid with the Munksjö and K Club disposals proceeds.

After other financial expense of €9.7 million, which represents the interest element of our post retirement benefit costs, the result before taxation for the nine months to September 2005 was a loss €61.6 million (after net exceptional gains of €32.9 million and a loss of €80.4 million in respect of the early extinguishment of debt) compared to a profit of €15.0 million (after net exceptional gains of €6.4 million) in 2004. The accounting tax charge for the nine months to September was €27.9 million compared to €28.8 million, net of Dutch tax refunds of € 19.9 million following the Bosal judgment, in 2004.

Equity minority interests amounted to €9.4 million in the first nine months of 2005 compared to €11.1 million in 2004 and arose mainly in Latin America where the impact of higher profits in Colombia was broadly offset by the impact of lower profits in Venezuela. Minority interests in Europe, however, were lower in the first nine months of 2005.  After minorities, the net loss for the nine months to September 2005 was €98.8 million compared to €24.9 million in 2004.

Liquidity and Capital Resources

Summary cash flows for the third quarter and first nine months of 2005 are set out in the following table.

	3 months to Sep 30, 2005	3 months to Sep 30, 2004	9 months to Sep 30, 2005	9 months to Sep 30, 2004
	€ Million	€ Million	€ Million	€ Million

(Loss) / profit before tax - subsidiaries	(9)	(4)	(66)	7
Exceptional items	(3)	—	(44)	(15)
Depreciation and depletion	65	67	175	202
Goodwill amortization	1	10	19	31
Non cash interest expense	3	15	43	46
Refinancing costs	—	—	53	—
Working capital change	39	48	7	31
Capital expenditure	(33)	(60)	(116)	(141)
Change in capital creditors	(1)	6	(11)	(7)
Sales of fixed assets	—	1	10	23
Tax paid	(13)	3	(33)	(20)
Dividends from associates	—	—	3	3
Other	6	(4)	(5)	5
Free cash flow	55	82	35	165

Investments	—	—	(2)	(5)
Sale of businesses and investments	1	—	325	—
Dividends paid to minorities	—	—	(5)	(5)
Debt issue costs	(2)	(3)	(10)	(3)
Transaction fees	—	—	—	(2)
Transfer of cash from affiliates	6	2	11	13
Refinancing costs	—	—	(53)	—
Net cash inflow	60	81	301	163

Net (cash) disposed	—	—	(4)	—
Munksjö inter-company debt repaid	—	—	157	—
K Club inter-company debt repaid	—	—	92	—
Non-cash interest accrued	—	(11)	(12)	(33)
Currency translation adjustments	(2)	12	(64)	(20)

Decrease in net borrowing (excluding leases)	€58	€82	€470	€110

THIRD QUARTER 2005 COMPARED TO THIRD QUARTER 2004

Free cash flow, for the third quarter, of €55 million compares to €82 million in the same period in 2004. The decrease reflects the lower level of earnings in 2005 coupled with lower add-backs for goodwill amortization, non-cash interest, higher tax payments (where 2004 benefited from exceptional tax refunds), and a lower working capital inflow, which was partly offset by an increase in deferred creditors. In addition, capital expenditure was considerably lower in 2005.

Primarily as a result of the phasing of expenditure during the year, capital expenditure at €60 million in 2004 was significantly higher than 2005’s €33 million.  At €33 million, capital expenditure in the third quarter of 2005 represented 52% of depreciation compared to 89% in 2004.

Our depreciation and goodwill amortization charges, for the third quarter of 2005, reflected an adjustment to the balances determined by the fair value exercise following the privatization of the Group in 2002. As a result, the goodwill amortization charge in the quarter was significantly reduced while the depreciation charge was increased, thereby masking the impact of the absence of Munksjö’s specialty operations in 2005.

Working capital decreased by €39 million to €310 million in the third quarter reflecting lower debtors and stocks offset by lower creditors. This represented 7.4% of annualized net sales compared to 8.7% in the same period in 2004. While working capital levels have been reduced since privatization, we believe that there is limited scope for further reduction.

In the third quarter of 2004, JSG reported an inflow in respect of tax as a result of receiving refunds of almost €15 million in Holland under the Bosal judgment. Without these refunds, tax payments in 2004 would have been approximately €12 million compared to €13 million in the third quarter of 2005.

Cash flows from financing and investment activity were €5 million in the third quarter and reflect a cash transfer from the newcos following the sale of the Pomona newsprint mill.

Free cash flow of €55 million and the financing and investment surplus result in a net cash inflow of €60 million for the third quarter compared to €81 million in 2004. The net cash inflow in the third quarter of 2005 was offset by a negative currency adjustment of €2 million. With the redemption of the PIK debt in early 2005, there was no interest add-back in the third quarter of 2005.

In both 2003 and 2004, the euro strengthened considerably against the U.S. dollar late in the year and then weakened in the following year.  The relatively modest currency adjustment in the third quarter of 2005 reflects a slight weakening of the euro against the dollar.  Conversely, the positive currency adjustment of €12 million in 2004 reflects a 2% appreciation of the euro against the dollar over the course of the third quarter.

In total, net borrowing declined by €58 million from approximately €2,483 million (€2,499 million including leases) at June 2005 to €2,425 million (€2,440 million including leases) at September 2005.

NINE MONTHS 2005 COMPARED TO NINE MONTHS 2004

Free cash flow amounted to €35 million in the nine months to September 2005 compared to €165 million in 2004. The negative swing of €130 million arises mainly from a lower level of pre-tax profit, lower add-backs for depreciation and goodwill amortization, lower proceeds from the sale of fixed assets, higher tax payments (where 2004 benefited from exceptional tax refunds) and a lower working capital inflow.  Capital expenditure, however, was lower in 2005.

The outflow of €44 million for exceptional items represents the reclassification of the disposal gains of €46 million net of the inflow of approximately €2 million in non-cash reorganization and restructuring costs relating to the closure of the Clonskeagh mill. While the larger gains relate to the sale of businesses and investments and are transferred to the investment and financing section of the cash flow, the gains made on property disposals are reclassified to sales of fixed assets. Proceeds from the sale of fixed assets in turn related mainly to the properties sold in both Norway and Mexico in the second quarter. The reclassification of exceptional items in 2004 related to the profit on the sale of the Botanic Road site, which is reported within sales of fixed assets.

Our interest charge in the nine months to September 2005 included the refinancing costs of €53 million, incurred in the first quarter, which are reclassified within the cash flow to financing and investment activity, as well as almost €22 million in respect of the accelerated write-off of debt issue costs, including €8 million in respect of the PIK. These non-cash items, together with the normal write-off of debt issue costs and the PIK interest charge for the period constitute the non-cash interest expense add-back of €43 million. In the nine months to September 2004, the add-back of €46 million comprised mainly the normal write-off of debt issue costs and the PIK interest charge.

Without Munksjö’s specialty operations, depreciation was lower in the nine months to September 2005 than in 2004 while our capital expenditure was also lower. For the nine months to September 2005 capital expenditure at €116 million represented 67% of depreciation compared to 70% in the same period last year with the reduction in the absolute amount reflecting mainly the absence in 2005 of Munksjö’s specialty operations.

As noted in the context of the third quarter, our depreciation and goodwill amortization charges reflected an adjustment to the balances determined by the fair value exercise following the privatization of the Group in 2002. As a result, the goodwill amortization charge in the quarter was significantly reduced while the depreciation charge was increased, thereby masking the impact of the absence of Munksjö’s specialty operations in 2005.

Working capital decreased by €7 million in the nine months to September 2005 primarily as a result of lower debtors. As noted in the context of the third quarter, as a percentage of annualised net sales, working capital of €310 million at September 2005 represented 7.4% compared to 8.7% at September 2004.

The cash tax payment in the nine months to September 2005 was €33 million compared to €20 million, net of almost €20 million of Dutch tax refunded as a result of the Bosal judgment, in 2004. Although Munksjö’s specialty operations were part of the Group in 2004, the impact of their tax payments was more than offset given the scale of the Bosal refunds.

With the benefit of the proceeds from the sale of Munksjö’s specialty businesses and the sale of The K Club, there was a net cash inflow of €301 million for the nine months to September 2005.

The total proceeds received from the sale of the Munksjö operations were €455 million, €298 million of which is shown within sale of businesses and investments and €157 million within the movement on net borrowing as the repayment of inter-company debt. In addition to Munksjö, sale of businesses and investments at €325 million included €23 million in respect of The K Club and €4 million in respect of the cash element of the Voghera proceeds. The total proceeds of €115 million received in respect of The K Club and the Clonskeagh mill site is also split between the sale of businesses and investments and the repayment of inter-company loans.

With the exception of the costs arising in respect of the refinancing completed in February 2005, financing and investment outflows in the nine months to September 2005 were modest. The debt issue costs of €10 million relate to the new senior notes.

The net cash inflow of €301 million is increased by inter-company debt repaid of €157 million and €92 million in respect of Munksjö and The K Club respectively while offset by the add-back of non-cash interest, currency movements and net cash of €4 million in the sold businesses. The overall result was a decrease in net borrowing of €470 million in the nine months to September 2005. In 2004, net borrowing decreased by €110 million with the net cash inflow for the nine months of €163 million being partly offset by the add-back of non-cash interest and currency.

As noted in the context of the third quarter, in both 2003 and 2004, the euro strengthened considerably against the U.S. dollar late in the year and then weakened in the following year.  The relative move in 2005, however, was greater resulting in a currency loss of €64 million compared to €20 million in the nine months to September 2004. In total, net borrowing amounted to €2,425 million (€2,440 million including capital leases of €15 million) at September 2005 compared to over €2,895 million (€2,913 million including leases) at December 2004.

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At September 30, 2005 JSG Funding had outstanding €350 million 10.125% senior notes due 2012 and $750 million 9.625% senior notes due 2012.  On January 31, 2005, JSG Funding completed an offering of €217.5 million and $200 million 7.75% senior subordinated notes, the proceeds of which were used to fund the purchase of its existing 15.5% subordinated notes.

JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €0.7 billion and a revolving credit facility with up to €425 million in availability. In March 2005, €421 million from the proceeds of the Munksjö Specialties disposal were used to repay all of the outstanding term loans under Tranche A and part of the outstanding term loans under Tranches B and C of the facility.  In May 2005, €20 million from the proceeds of the Munksjö tissues disposal and in June, €112 million from the proceeds of The K Club disposal were used to part repay Tranches B and C.

The following table provides the range of interest rates as of September 30, 2005 for each of the drawings under the remaining term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Term Loan A	EUR	4.3430%
Term Loan B	EUR	4.8636% - 4.8708%
	USD	6.31%
Term Loan C	EUR	5.3636% - 5.376%
	USD	6.81%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. As of September 30, 2005 there were no drawings under the revolving credit facility. The revolving credit facility will terminate in September 2009.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

• incur additional indebtedness and issue preference shares

• pay dividends or make certain other restricted payments

• consummate certain asset sales

• incur liens

• enter into certain transactions with affiliates, or

• merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2004 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2004 and 2003 were €4 million and €10 million, respectively.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

JSG Funding has adopted FRS 17— “Retirement Benefits.” FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on scheme assets at the start of the period, is recognized in the Summary Group Profit and Loss Accounts. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No.87, “Employer’s Accounting for Pensions”. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2005 pension expense by approximately €3 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2005 by approximately €3 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSG Funding’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2005 by approximately €7 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €7 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2004.

At December 31, 2004, we had net operating loss carryforwards of €200 million. These loss carryforwards have a tax value of €61 million. Valuation allowances of €30 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R as published was to be effective for the first interim or annual reporting period that begins after June 15, 2005.  In March 2005, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) 107, “Share-Based Payment,” which expresses views of the SEC Staff about the application of SFAS No. 123R.  On April 14, 2005, the SEC announced the adoption of a rule that defers the required effective date of SFAS No. 123R. The SEC rule provides that SFAS No. 123R is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005, instead of at the beginning of the first quarter after June 15, 2005, delaying the required change until January 1, 2006. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are currently evaluating the effect that the adoption of SFAS No. 123R will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 123R to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal year 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated.  FIN 47 is effective for fiscal years ending after December 15, 2005.  We are currently evaluating the effect that the adoption of FIN 47 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3,

“Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are currently evaluating the effect that the adoption of SFAS No. 154 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (“IASB”). For Irish public limited companies with equity securities publicly traded, the regulations apply for accounting periods starting on or after January 1, 2005. For Irish public limited companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. Our equity and debt securities are not admitted to trading on a regulated market of any EEA Member State, however we intend to prepare financial statements in accordance with standards issued by the IASB with effect from January 1, 2007.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2004 and 2003, the Group’s research and development costs were approximately €5 million.

OFF-BALANCE SHEET ARRANGEMENTS

JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSG Packaging) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding’s debt and shareholders’ equity under US GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At September 30, 2005, the proportion of the Group’s total borrowing that was at fixed interest rates was 81%. The main reason for the increase over last year is that our variable senior credit debt has been substantially reduced due to disposals and excess cash payments.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €996 million equivalent and senior subordinated notes totaling €370 million equivalent.  JSG Acquisitions also has €700 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €5 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W.,

Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding’s annual report on Form 20-F and current reports on Form 6-K are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.